

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2018

Desheng Wang
Chief Executive Officer
Focus Universal Inc.
20511 East Walnut Drive North
Walnut, CA 91789

      Re: Focus Universal Inc.
         Form 10-K for Fiscal Year Ended December 31, 2017
         Filed April 2, 2018
         File No. 000-55247

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information and amending your Form 10-K, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Cover Page

1. Please revise the cover page to the Form 10-K to disclose the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Provide us with your calculation. In this regard, we note that you made this calculation as of March 30, 2018 and appear to have multiplied the closing price by all of your outstanding common shares, rather than only the amount of voting stock held by non-affiliates of the company.

2.   Please revise the cover page to the Form 10-K to indicate that your common stock is registered under Section 12(g). We refer you to the Form 8-A12G filed on July 15, 2014.

Risk Factors

We will not be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act..., page 13

3.   Please update this risk factor and the first risk factor on page 11 to account for the fact that you have filed your second annual report on Form 10-K and, thus, your management is currently required to assess your internal control over financial reporting. Disclose the results of that assessment.

Item 15. Exhibits, page 30

4.   Please list in the exhibit index and file all material contracts required by Item 601 of Regulation S-K. For example, please file the convertible promissory notes you issued on June 30, 2017 and July 28, 2017. If you have previously filed these exhibits, you may incorporate them by reference. Refer to Item 601(a)(2) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications